EXHIBIT 99.1

THIRD PARTY REPORT ON RESERVES

By McDaniel & Associates Consultants Ltd. ("McDaniel") - (Independent Qualified Reserves Evaluator)

This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K under the U.S. Securities and Exchange Act of 1934, as amended, with respect to Gran Tierra Energy Inc.’s (“Gran Tierra”) acquisition of PetroLatina Energy Ltd.’s (“PetroLatina”) oil and gas reserves as at December 31, 2015, and to provide the qualifications of the technical person primarily responsible for overseeing the reserve estimation process, and is to be used for inclusion in certain SEC filings by Gran Tierra.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.	We have prepared an independent estimate of the oil and gas reserves of Gran Tierra’s acquisition of PetroLatina Energy Ltd. for the management and the board of directors of Gran Tierra. The primary purpose of our evaluation was to provide estimates of reserves information in support of Gran Tierra’s reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of Gran Tierra.

ii.	We estimated the reserves of Gran Tierra’s acquisition of PetroLatina as at December 31, 2015. The completion date of our estimate is June 24, 2016.

iii.	McDaniel evaluated 100% of the reserves of PetroLatina.

The following table sets forth the net after royalty reserves of Gran Tierra’s acquisition of PetroLatina:

Category	Heavy Crude Oil Mbbl	Light/Medium Crude Oil Mbbl	Portion of Reserves Evaluated, %
Proved
Developed
Colombia	4,995	2,563	100
Undeveloped
Colombia	8,635	2,602	100
Total Proved	13,630	5,165	100

Probable
Developed
Colombia	1,755	1,424	100
Undeveloped
Colombia	17,918	6,931	100
Total Probable	19,673	8,355	100

Possible
Developed
Colombia	1,737	2,245	100
Undeveloped
Colombia	26,213	9,661	100
Total Possible	27,950	11,906	100

iv.	As noted in item iii., our evaluation covered 100% of the reserves of each of Gran Tierra’s acquisition of PetroLatina. The assumptions, methods and procedures followed in the evaluation reflect the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") modified as necessary to conform to the standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and. the U.S. Securities and Exchange Commission Regulations (“SEC requirements”).

Data used in our evaluation of Gran Tierra's acquisition of PetroLatina was obtained from regulatory agencies, public sources and from Gran Tierra personnel and Gran Tierra files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by Gran Tierra such as interests and burdens on properties, recent production volumes, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts and capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were resolved to our satisfaction.

Gran Tierra warranted in a representation letter to us that, to the best of its knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated properties was not performed nor was it considered necessary for the purposes of our evaluation.

In our opinion, estimates provided in our evaluation have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our evaluation and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.	As required under SEC Regulation S-X, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. The primary economic assumptions relate to pricing, capital and operating costs, recoverable volumes and production forecasts.

As specified, in determining economic production, constant product benchmark prices are to be based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our evaluation unless prices are defined by contractual or other regulatory arrangements. The relevant benchmark prices for Gran Tierra's acquisition of PetroLatina’s reserves is Brent Blend Crude Oil FOB North Sea at $54.08 USD/bbl.

The product prices that were used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this evaluation estimated from received price information provided by Gran Tierra.

The average realized prices for Gran Tierra's acquisition of PetroLatina’s reserves in the evaluation are:

Oil and NGLs (USD/bbl) - Colombia	$41.92

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our evaluation, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections. Capital costs used in this evaluation were provided by Gran Tierra and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs were assigned to the abandonment of wells assigned reserves, including future wells.

Reserves were assigned by volumetric, material balance, decline analysis or analogy where considered appropriate. In some cases, where sufficient data were available, a combination of the methods were applied.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or analogous locations. For reserves not yet on production, forecast sales were estimated to commence at an anticipated date furnished by Gran Tierra. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

vi.	Our evaluation has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that Gran Tierra currently has regulatory approval to produce the reserves identified in our evaluation, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact Gran Tierra's ability to recover the estimated reserves.

vii.	Oil and gas reserves estimates have an inherent degree of associated uncertainty the extent of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.	In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate data, assumptions, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K. All methods and procedures we considered necessary under the circumstances to prepare the evaluation were used.

ix.	A summary of Gran Tierra's acquisition of PetroLatina’s reserves evaluated by us is provided in item iii.

McDaniel is a private firm established in 1955 whose business is the provision of independent geological and engineering services to the petroleum industry. McDaniel is among the largest evaluation firms in North America with over 60 professional and technical support personnel. Mr. Boulton coordinated the evaluation and is a qualified, independent reserves evaluator as defined in COGE Handbook, and a registered Practicing Professional Engineer in the Province of Alberta. Mr. Boulton has 10 years of practical experience in petroleum engineering and has been employed at McDaniel as an evaluator/auditor since 2006.

McDaniel & Associates Consultants Ltd.

2200, 255 - 5 Avenue S.W.

Bow Valley Square 3

Calgary, Alberta, Canada T2P 3G6

Dated: June 24, 2016

/s/ Cam Boulton
Cam Boulton. P. Eng
Vice President